                                                    ----------------------------
                                                            OMB APPROVAL
                                                    ----------------------------
                                                    OMB Number:        3235-0145
                                                    Expires:   December 31, 1997
                                                    Estimated average burden
                                                    hours per response ....14.90
                                                    ----------------------------


                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                         FITZGERALDS GAMING CORPORATION
--------------------------------------------------------------------------------
                               (Name of Issuer)

                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   338271109
--------------------------------------------------------------------------------
                                (CUSIP Number)

                            Michael E. McPherson
                            301 Fremont Street
                            Las Vegas, Nevada 89101
                            (702) 388-2224
--------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                October 16, 1997
--------------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (continued on following pages)

                              (Page 1 of 3 Pages)

CUSIP No.  338271109            SCHEDULE 13D   Page     2    of     3     Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons

          Philip D. Griffith
          SS ####-##-####
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [   ]
          Not Applicable
          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*

          Not Applicable
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          Not Applicable
          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization

          U.S.
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    2,611,023
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     0
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   2,611,023
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               0
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
          2,611,023
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]
          Not Applicable
          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
          64.3%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*
          IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No.  338271109            SCHEDULE 13D   Page     3    of     3     Pages
         ---------------------                       --------    --------

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        Item 5 of this Schedule 13D is hereby amended and restated.

        (a) 2,611,023 shares of common stock representing 63.8% of the shares outstanding. Mr. Griffith's stock is held by the Philip
                D. Griffith Trust, of which Mr. Griffith is the sole trustee.

        (b)     Sole power to vote: 2,611,023
                Shared power to vote: 0
                Sole dispositive power to vote: 2,611,023
                Shared dispositive power to vote: 0

        (c) As of October 16, 1997, the Company granted Mr. Griffith options to purchase 175,000 Shares, of which 83,333 options were exercisable as of December 31, 1997. Of the remaining 91,667 options, 25,000 options will become exercisable on September 30, 1998. 33,333 options will become exercisable on December 31, 1998, and the remaining 33,334 will become exercisable on December 31, 1999.

        (d)     None.

        (e)     Not applicable.

ITEM 6. CONTRACT, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        As of October 16, 1997, the Company granted Mr. Griffith options to purchase 175,000 Shares, of which of which 83,333 options were exercisable as of December 31, 1997. Of the remaining 91,667 options, 25,000 options will become exercisable on September 30, 1998. 33,333 options will become exercisable on December 31, 1998, and the remaining 33,334 will become exercisable on December 31, 1999.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


        February 12, 1998                       /s/ PHILLIP D. GRIFFITH
        -----------------------                 ---------------------------
                Date                                Phillip D. Griffith